December 11, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2
(the “Registrant” or the “Acquiring Fund”);
File No. 333-207760

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on December 10, 2015, with respect to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on December 9, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund (“Quality Preferred”) and Nuveen Quality Preferred Income Fund 3 (“Quality Preferred 3” and together with Quality Preferred, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. (By separate correspondence dated December 11, 2015, the Registrant has filed a Tandy Letter.)

(1)

Comment:         Please delete the last bullet point in the answer to the question “What are the anticipated benefits of the proposed Reorganizations and the adoption of an expanded investment mandate?” in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus.

U.S. Securities and Exchange Commission

December 11, 2015

Response:         The Registrant has removed the reference to the phrase “lower effective management fee as a percentage of managed assets.” For the staff’s information, the Reorganizations are expected to result in significant operating efficiencies due to the larger asset size of the combined fund and the elimination of duplicative expenses (such as legal, accounting, and regulatory filings). These efficiencies were an important consideration in determining to recommend the Reorganizations. Accordingly, the Registrant has retained a description of such operating efficiencies. The revised Q&A is attached as Exhibit A. Similar disclosure will be incorporated where applicable in the Joint Proxy Statement/Prospectus.

(2)

Comment:         Please delete the first sentence of the answer to the question “How will the Reorganizations impact fees and expenses?” and provide a clearer description of the impact of the transaction on fees and expenses.

Response: The Registrant has deleted the referenced sentence and re-worked the description of the fees and expenses following the Reorganizations. The revised Q&A is attached as Exhibit B.

The Registrant will conform similar statements in the body of the Joint Proxy Statement/Prospectus to be consistent with the foregoing changes. Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or Nathaniel Segal at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

Nathaniel Segal

U.S. Securities and Exchange Commission

December 11, 2015

EXHIBIT A

Q.	What are the anticipated benefits of the proposed Reorganizations and the adoption of an expanded investment mandate?

A.

Based on information provided by Nuveen Fund Advisors, each Fund’s Board believes that the proposed Reorganizations and the expanded investment mandate of the Acquiring Fund following the Reorganizations may benefit shareholders in a number of ways, including, among other things:

•

The potential for higher net earnings, as a result of the Acquiring Fund’s greater investment flexibility and increased use of leverage, may support higher common share distributions, and result in a more attractive yield, which may increase investor appeal and, in turn, enhance secondary market trading prices of common shares relative to net asset value;

•	Increased portfolio management and leverage flexibility due to a significantly larger asset base of the Acquiring Fund following the Reorganizations;

•	Greater secondary market liquidity and ease of trading due to substantially more common shares outstanding; and

•

The Acquiring Fund will recognize operating costs savings and operational efficiencies because certain duplicative fees and expenses incurred by each stand-alone Fund prior to the Reorganizations (e.g., board-related fees and expenses, fees for legal services, accounting, regulatory filings and printing) will be eliminated and, following the Reorganizations, such fees and expenses will be spread over a significantly larger asset base. See “How will the Reorganizations impact fees and expenses?” below.

U.S. Securities and Exchange Commission

December 11, 2015

EXHIBIT B

Q.	How will the Reorganizations impact fees and expenses?

A.         The contractual management fee schedule of each Fund is the same and will not change as a result of the Reorganizations. The management fees paid by each Fund are calculated on a Fund’s managed assets, which include assets purchased with leverage. Consequently, as a result of the expected increase in leverage, the management fees paid by the Acquiring Fund will increase and total annual expenses (including the costs of leverage) will increase. This increase will be partially offset by economies of scale and operational efficiencies recognized by the Acquiring Fund as a result of the larger asset size of the Acquiring Fund. The pro forma management fee of the Acquiring Fund, expressed as a percentage of net assets as of July 31, 2015, is estimated to be the same as the management fee rate for Quality Preferred 3 and higher than the management fee rate for the Acquiring Fund and Quality Preferred as of that date. The pro forma total annual expenses (including the costs of leverage) of the Acquiring Fund are expected to be higher than each stand-alone Fund. See the comparative fee table in the enclosed Joint Proxy Statement/Prospectus.